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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME REPORTS CHANGES TO SENIOR MANAGEMENT TEAM

Vancouver, Canada, May 16, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced a number of changes to its senior management team. Commenting on the changes, William Hunter, MD, CEO and President of Cardiome, said "Cardiome is a very different company than it was even a few years ago. We are no longer focused on a single drug and are now a diversified Company selling multiple medicines. We have built a fully integrated pharmaceutical company that sells its products into almost every major pharmaceutical market in the world outside of the United States. We have licensed and acquired compelling medicines and expect to add more products in the foreseeable future via our robust business development pipeline. We feel that we are on the cusp of significant operational momentum and our Team will evolve as necessary in order to maximize the Company's potential."

Changes to the Management Team:

- Justin Renz joins Cardiome as its new Chief Financial Officer (CFO),
- Jennifer Archibald, Cardiome's current CFO, has been appointed to the position of Chief Business Operations Officer,
- David Dean, Cardiome's VP Business Development and Investor Relations, has been appointed to the position of Chief Business Development Officer,
- Hugues Sachot, Cardiome's SVP Commercial, has been appointed to the position of Chief Commercial Officer.

Commenting on the appointment of Mr. Renz as CFO, William Hunter, MD, CEO and President of Cardiome said "We are thrilled to welcome such a talented and energetic executive to our team. Justin's experience in fast-paced environments and leading multiple activities across a diverse set of business functions makes him an ideal fit for our organization."

"I am extremely excited to join Cardiome's management team. I view this as an exceptional opportunity to work alongside proven industry leaders and to increase the profile of Cardiome amongst industry peers as well as investors and analysts. I believe that Cardiome's current operations will prove to be an outstanding platform to build upon," said Justin Renz.

Mr. Renz has extensive experience in the biopharmaceutical industry. He most recently served as Executive Vice President, Chief Financial Officer and Treasurer at Karyopharm Therapeutics, which he joined in August 2014, where he led core business and finance functions. Prior to Karyopharm, Mr. Renz was Executive Vice President, Chief Financial Officer and Treasurer at Zalicus Inc. (formerly CombinatoRx, Inc.), which he joined in September 2006. He oversaw multiple rounds of equity and debt financing and led the company's asset monetization strategy and two reverse mergers. Prior to Zalicus, Mr. Renz served in senior finance and accounting roles at Serono, Inc. and Coley Pharmaceutical Group, Inc.

Earlier in his career, Mr. Renz held increasingly senior finance positions at ArQule, Inc. and Millipore Corporation. Mr. Renz began his career with Arthur Andersen LLP in 1993. He received a Bachelor of Arts in Economics and Accounting from the College of the Holy Cross, a Master of Science in Taxation from Northeastern University and a Master of Business Administration from Suffolk University.

Commenting on the appointments of Ms. Jennifer Archibald, Mr. David Dean and Mr. Hugues Sachot, William Hunter said "Cardiome's operations have grown significantly and today's appointments reflect both Cardiome's, and these executives' development. Jennifer has been critical to ensuring the efficient financial operation of Cardiome's global business, which crosses dozens of borders and operates in very complex environments; her new role reflects those talents as she will be responsible for driving operational excellence in the organization globally beyond finance. David has proven himself key to many aspects of Cardiome's business but today, Cardiome's future potential is significantly greater as a result of the business development pipeline currently under negotiation. It consists of some of the most compelling acute care medicines the industry has seen in years. With a recently bolstered balance sheet, we are confident that we will announce exciting additions to our product portfolio in the foreseeable future. Hugues has done a magnificent job establishing and growing our commercial footprint, including the recent addition of our Canadian sales force. The distribution business that he put in place worldwide has grown to become a material component of our revenues. I congratulate Jennifer, David and Hugues on their achievements to date and look forward to their continued contributions."

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial

reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
David Dean
Cardiome Investor Relations
(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928
Email: ddean@cardiome.com